Exhibit 99.1

Safe-T named as a Representative Vendor in Gartner’s June 2020 Market Guide for Zero Trust Network Access

HERZLIYA, Israel, June 22, 2020 - Safe-T Group Ltd. (Nasdaq, TASE:SFET), a leading provider of secure access solutions, today announced that it has been identified as a Representative Vendor in the Gartner Market Guide for Zero Trust Network Access (“ZTNA”) report1. Safe-T was named a Representative Vendor of Stand-Alone ZTNA.

According to Gartner, “The old security model of “inside means trusted” and “outside means untrusted” is broken. When users became mobile and when business partners on the “outside” required access, virtual private networks (VPNs) and demilitarized zones (DMZs) became common. They also granted excessive implicit trust - trust that attackers abused. The reality of digital business is that it requires anywhere, anytime access to any application, regardless of the locations of the users and their devices.”

Further, Gartner stated that, “ZTNA provides controlled identity and context-aware access to resources, reducing the surface area for attack. The isolation afforded by ZTNA improves connectivity, removing the need to directly expose applications to the internet. The internet remains an untrusted transport; a trust broker mediates connections between applications and users. The broker can be a cloud service managed by a third-party provider or a self-hosted service (in the form of a physical appliance in the customer’s data center or a virtual appliance in a public infrastructure as a service [IaaS] cloud).”

According to the report, “Although VPN replacement is a common driver for its adoption, ZTNAs rarely replace VPN completely.”

Safe-T’s ZTNA solutions grant access to applications on a need-to-know basis, while giving users fast and seamless access to the resources they need. This creates a “verify-first, access-second” zero-trust approach across an organization’s applications, enabling enhanced security, greater visibility, and a better user experience. It controls the access to internal services and utilizes third-party identity providers to authenticate each user.

Safe-T’s newest development, ZoneZero™, enables the organization to adopt a Zero Trust Network Access architecture without getting rid of its VPN. ZoneZero enhances VPN security by adding ZTNA capabilities, allowing access to applications and services only after trust has been verified. Deploying Safe-T’s ZoneZero on top of the existing VPN offers a customized and scalable zero trust solution—with all the benefits of ZTNA while lowering the risks involved in adopting the new technology.

“We are honored to be recognized in the report for the second year in a row. We believe that it reflects our continuous efforts to provide the best SDP solution to the market,” said Shachar Daniel, CEO of Safe-T. “We are proud that our innovative solutions have again gained what we believe to be well-deserved recognition, allowing us to maintain Safe-T’s leadership in Zero Trust Network Access. As VPNs become less and less fit for use, we are pleased to be able to deliver solutions that help organizations establish a Zero Trust strategy across their networks.”

1 Gartner, “Market Guide for Zero Trust Network Access,” Steve Riley, et al, 8 June 2020.

Safe-T’s ZoneZero solution provides a simple deployment for both managed and unmanaged devices. In addition, the solution’s user behavior analysis module, provides unparalleled insight into user traffic, which allows it to detect bots and malicious insiders before they have the chance to cause damage.

Gartner Disclaimer

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's Research & Advisory organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T’s SDP solution on AWS Marketplace is available here.

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential of its products, maintaining leadership in Zero Trust Network Access, and continuing to provide customers with the tools they need to prevent unauthorized users from accessing company resources. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110

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